YADKIN VALLEY COMPANY

Post Office Box 18747

Raleigh, North Carolina 27619

919-716-2266

September 8, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, DC 20549

Re:	Yadkin Valley Company
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
File No: 0-28356

Dear Mr. Rosenberg:

This letter is in response to your letter of August 24, 2005, regarding the above-reference reports filed by Yadkin Valley Company (the “Company”).

The Company intends to amend each of its referenced reports in accordance with the staff’s comments and is proceeding with the preparation of revised disclosures. However, because the Company changed independent accountants during 2004, accomplishing those amendments will involve the review and concurrence of two different accounting firms with respect to the periods during which they served as our accountants. Therefore, the Company is not able to respond within the ten-business day period specified in your letter. We expect to file the amended reports on or before the November 14, 2005, filing date of our September 30, 2005, Form 10-QSB.

Please contact us at your earliest convenience if the above is not satisfactory or if you desire additional information.

Sincerely,

/s/ DAVID S. PERRY
David S. Perry President